Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
October 8, 2010
Via EDGAR
United States Securities and Exchange Commission
Division of Corporate Finance
Office of Manufacturing and Construction
100 F Street, N.E.
Washington, D.C. 20549-4631
GWR Operating Partnership, L.L.L.P. and Great Wolf Finance Corp.
Amendment No. 1 to Registration Statement on Form S-4 (File No. 333-169407)
Ladies and Gentlemen:
          On behalf of GWR Operating Partnership, L.L.L.P., a Delaware limited liability limited partnership (the “Company”) and Great Wolf Finance Corp., a Delaware corporation (“Great Wolf Finance” and together with the Company, the “Issuers”), we submit in electronic form for filing the accompanying Amendment No. 1 (“Amendment No. 1”) to the Registration Statement (the “Registration Statement”) on Form S-4 of the Issuers, together with Exhibits, marked to indicate changes from the Registration Statement as originally filed with the Securities and Exchange Commission (the “Commission”) on September 16, 2010.
          Amendment No. 1 reflects the responses of the Issuers to comments received from the Staff of the Commission (the “Staff”) in a letter from Jennifer Gowetski, dated October 5, 2010 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 1 and to the prospectus included therein.
          The Issuers have asked us to convey the following as its responses to the Staff:
Prospectus Cover Page
1.	Please disclose the following on the cover page of the prospectus:

GWR Operating Partnership, L.L.L.P.
Great Wolf Finance Corp.

•	Broker-dealers who receive new securities pursuant to the exchange offer acknowledge that they will deliver a prospectus in connection with any resale of such new securities; and

•	Broker-dealers who acquired the old securities as a result of market-making or other trading activities may use the prospectus for the exchange offer, as supplemented or amended, in connection with resales of the new securities.
Response to Comment 1
          We have revised the cover page of the prospectus to incorporate the disclosures indicated in the Staff’s comments.
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          If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3052 or K. Ruth Wahl at (212) 373-3675.
Sincerely,
/s/ Lawrence G. Wee
Lawrence G. Wee

cc:	J. Michael Schroeder Great Wolf Resorts, Inc.